Exhibit (a)(12)


                             FANT INDUSTRIES INC.
                             2154 Highland Avenue
                          Birmingham, Alabama 35205
                            Phone:  (205) 933-1030


For further information contact:

Anthony J. Fant
(205) 933-1030

Richard Grubaugh
Beacon Hill Partners, Inc.
(212) 843-8500


FOR IMMEDIATE RELEASE
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FANT INDUSTRIES FILES PROXY STATEMENT FOR CONTROL OF THE BOARD OF
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DIRECTORS OF HEI, INC.
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NEW  YORK, NEW YORK  -- March 30, 1998  -- Fant Industries  Inc. and its sole shareholder, Anthony J. Fant of Birmingham, Alabama, have announced the filing of a preliminary proxy statement with the Securities and Exchange Commission for a special meeting of shareholders of HEI, Inc. of Victoria, Minnesota. As an 18% shareholder of HEI, Mr. Fant has a state law right to
require the  Board to hold this meeting.   The proxy solicitation comes after
an $8.00 per share cash tender offer commenced by Fant Industries on March 10, 1998 to buy an additional 11.5% of the Common Stock of HEI (Nasdaq:
HEII).

Fant Industries stated that the purpose of the solicitation is to replace all members of the Board of Directors (other than HEI's President, Eugene Courtney) with four individuals nominated by Fant Industries, one of which will fill the currently vacant directorship.

With 18% of HEI's shares already, Mr. Fant is by far the largest shareholder, and upon completion of the tender offer would own 29.5% of the outstanding shares. While the Board has questioned whether Mr. Fant deserves control of HEI with only 30% of the shares, Mr. Fant has noted that the current Board collectively owns only about 2% of the Company's outstanding shares, excluding unexercised options.

Mr. Fant noted the fragile, unstable situation created by what he referred to as a "dangerously narrow customer base." In fiscal 1997, HEI lost a single customer that accounted for 55% of net sales, and for each of the past 5 years, almost two-thirds of its net sales have come from only two or three customers. "This Company's still skating on thin ice," said Mr. Fant. "What if they lose another big customer this year?"

Fant Industries has retained Beacon Hill Partners, Inc. for solicitation and advisory services.